Filed Pursuant to Rule 433

Registration No. 333-237082

Medium-Term Notes, Series AA

$1,500,000,000 1.450% Fixed Rate Senior Notes due May 12, 2025

Final Terms and Conditions

May 8, 2020

Issuer:	U.S. Bancorp

Note Type:	Senior Notes

Ratings*:	A1 / A+ / AA- / AA (Moody’s / S&P / Fitch / DBRS)

(Stable / Stable / Negative / Stable)

Principal Amount:	$1,500,000,000

Pricing Date:	May 8, 2020

Settlement Date:	May 12, 2020 (T+2)

Maturity Date:	May 12, 2025

Redemption Date:	April 11, 2025

Redemption Terms:	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Coupon:	1.450%

Pricing Benchmark:	UST 0.375% due April 30, 2025

Benchmark Yield:	0.324%

Reoffer Spread:	+115 bps

Reoffer Yield:	1.474%

Price to Public:	99.885%

Gross Spread:	0.144%

All-In Price:	99.741%

Net Proceeds to Issuer:	$1,496,115,000

First Coupon Date:	November 12, 2020

Interest Payment Dates:	Semiannually, on the 12th of May and November

CUSIP:	91159HHZ6

Joint-Bookrunning Managers:	U.S. Bancorp Investments, Inc., Barclays Capital, Inc., Morgan Stanley & Co. LLC

Co-Managers:	Academy Securities, Inc., Siebert Williams Shank & Co., LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607, Barclays Capital, Inc. at 1-888-603-5847, or Morgan Stanley & Co. LLC at 1-212-761-6691.